SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Kforce Inc.

_____________________

(Name of Issuer)

Common Stock, par value $.01

________________________

(Title of Class of Securities)

493732 10 1

____________________________

(CUSIP Number)

December 31, 2002

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X ]         Rule 13d-1(d)

CUSIP No.   493732 101 1                                                                    Page 2 of  7

NAME OF REPORTING PERSON Howard W. Sutter I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 145,576
	6	SHARED VOTING POWER 1,600,316
	7	SOLE DISPOSITIVE POWER 145,576
	8	SHARED DISPOSITIVE POWER 1,600,316
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,745,892
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.   493732 101 1                                                                      Page 3 of  7

NAME OF REPORTING PERSON Sutter Investments Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,595,316
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,595,316
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,316
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.   493732 101 1                                                                           Page 4 of  7

NAME OF REPORTING PERSON H. S. Investments, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,595,316
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,595,316
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,316
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.   493732 101 1                                                                        Page 5 of  7

This Amendment No. 1 to Schedule 13G, is being filed on behalf of Howard W. Sutter ("Sutter"), H.S. Investments, Inc., a Nevada corporation ("H.S."), and Sutter Investments, Ltd., a Nevada Limited Partnership ("S.I.") relating to the common stock $.01 par value (the "Common Stock") of Kforce Inc., a Florida corporation (the "Issuer").  The terms defined in the Schedule 13G, shall have the same meaning when used herein.  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as amended.  Only those items reported herein are amended.  All other items remain unchanged.

Item 4.    Ownership

                (a)           Amount Beneficially Owned (describe):

As to Sutter: Of the 1,745,892 shares reported pursuant to this Schedule 13G; 1,595,316 shares are currently held by S.I.;  5,000 shares are held by Sutter's spouse;  69,142 shares are subject to options exercisable within 60 days of  December 31, 2002; 17,754 shares are restricted shares held by Sutter;  and 51,388 shares are held directly by Sutter.

As to S.I.:    no change.

As to H.S.:   no change.

                (b)           Percent of Class (based on the 31,215,646 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2002, and in the case of Sutter, including his exercisable options.):

As to Sutter: 5.6%

As to S.I.:     5.1%

As to H.S.:    5.1%

                (c)           Number of shares as to which such person has:

As to Sutter:      See items  5 through 8 of page 2 of this amendment.

As to S.I.:         See items  5 through 8 of page 3 of this amendment.

As to H.S.:       See items  5 through 8 of page 4 of this amendment.

CUSIP No. 493732 101 1                                                          Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February ____, 2003

                                                                            /s/Howard W. Sutter

                                                                           _______________________________

                                                                                       Howard W. Sutter

                                                                          H.S. INVESTMENTS, INC.

                                                                            /s/Howard W. Sutter

                                                                           _______________________________

                                                                                     Howard W. Sutter, President

                                                                          SUTTER INVESTMENTS

                                                                          LIMITED PARTNERSHIP

                                                                            /s/Howard W. Sutter

                                                                           _______________________________

                                                                                     Howard W. Sutter, President of

                                                                                     H.S. Investments, Inc.,

                                                                                     its general partner

CUSIP No.   493732 101 1                                                  Page 7 of  7

     JOINT FILING AGREEMENT

         The undersigned hereby agree to jointly prepare and file with regulatory authorities an amendment to Schedule 13G reporting each of the undersigned's ownership of shares of common stock of Kforce Inc., a Florida corporation, and hereby affirm that such amendment to Schedule 13G is being filed on behalf of each of the undersigned.

Dated:  February 13, 2003

                                                                            /s/Howard W. Sutter

                                                                              _____________________________

                                                                                       Howard W. Sutter

                                                                          H.S. INVESTMENTS, INC.

                                                                                /s/Howard W. Sutter

                                                                              _____________________________

                                                                                     Howard W. Sutter, President

                                                                          SUTTER INVESTMENTS

                                                                          LIMITED PARTNERSHIP

                                                                                    /s/Howard W. Sutter

                                                                               _______________________________

                                                                                    Howard W. Sutter, President of

                                                                                     H.S. Investments, Inc.,

                                                                                     its general partner